Exhibit 5.1

May 22, 2007

Sirtris Pharmaceuticals, Inc.

790 Memorial Drive

Cambridge, MA 02139

Re:  SIRTRIS, PHARMACEUTICALS, INC.

Ladies and Gentlemen:

This opinion is furnished to you in connection with the registration by Sirtris Pharmaceuticals, Inc., a Delaware corporation (the “Company”), of an additional 1,150,000 shares of common stock, par value $0.001 per share (the “Shares”), pursuant to Rule 462(b) of the Securities Act of 1933 (the “Act”), on Form S-1 filed with the Securities and Exchange Commission on May 22, 2007 (the “Registration Statement”).

We have acted as counsel for the Company in connection with the proposed issuance and sale of the Shares. For purposes of this opinion, we have examined and relied upon such documents, records, certificates and other instruments as we have deemed necessary.

The opinions expressed below are limited to the Delaware General Corporation Law, including the applicable provisions of the Delaware Constitution and the reported cases interpreting those laws.

Based upon and subject to the foregoing, we are of the opinion that the Shares have been duly authorized and, when issued and delivered by the Company pursuant to the Underwriting Agreement against payment of the consideration set forth therein, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus included therein. In giving this consent we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

This opinion may be used only in connection with the offer and sale of the Shares while the Registration Statement is in effect.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP